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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

IPG Photonics Corp.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

44980X109 (CUSIP Number)

12/31/07

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44980X109	13G	Page 2

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

TA IX L.P.                                                                      04-3520503

TA/Advent VIII L.P.                                                      04-3334380

TA/Atlantic and Pacific IV L.P.                                    04-3465628

TA Executives Fund LLC                                               04-3398534

TA Investors LLC                                                           04-3395404

2.	Check the Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization TA IX L.P. Delaware TA/Advent VIII L.P. Delaware TA/Atlantic and Pacific IV L.P. Delaware TA Executives Fund LLC Delaware TA Investors LLC Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

        TA IX L.P.                                                1,151,817

        TA/Advent VIII L.P.                                  537,814

        TA/Atlantic and Pacific IV L.P.                 498,045

        TA Executives Fund LLC                            19,439

        TA Investors LLC                                        33,783

  6.    Shared Voting Power

        N/A

  7.    Sole Dispositive Power

        TA IX L.P.                                                1,151,817

        TA/Advent VIII L.P.                                  537,814

        TA/Atlantic and Pacific IV L.P.                 498,045

        TA Executives Fund LLC                            19,439

        TA Investors LLC                                        33,783

  8.    Shared Dispositive Power

        N/A

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

TA IX L.P.                                                                        1,151,817

TA/Advent VIII L.P.                                                           537,814

TA/Atlantic and Pacific IV L.P.                                          498,045

TA Executives Fund LLC                                                     19,439

TA Investors LLC                                                                 33,783

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 TA IX L.P. 2.63% TA/Advent VIII L.P. 1.23% TA/Atlantic and Pacific IV L.P. 1.14% TA Executives Fund LLC 0.04% TA Investors LLC 0.08%
12.	Type of Reporting Person Three Partnerships Two Limited Liability Companies

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1 (a) Name of Issuer: IPG Photonics Corp.

Item 1 (b) Address of Issuer’s Principal Executive Offices:

	50 Old Webster Road
	Oxford, MA 01540

Item 2 (a) Name of Person Filing:

	TA IX L.P.
	TA/Advent VIII L.P
	TA/Atlantic and Pacific IV L.P.
	TA Executives Fund LLC
	TA Investors LLC

Item 2 (b) Address of Principal Business Office:

	c/o TA Associates
	John Hancock Tower
	200 Clarendon St 56th Floor
	Boston, MA 02116

Item 2 (c) Citizenship: Not Applicable

Item 2 (d) Title and Class of Securities: Common

Item 2 (e) CUSIP Number: 44980X109

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a: Not Applicable

Item 4	Ownership

Item 4 (a)	Amount Beneficially Owned:	Common Stock

	TA IX L.P.	1,151,817
	TA/Advent VIII L.P	537,814
	TA/Atlantic and Pacific IV L.P.	498,045
	TA Executives Fund LLC TA Investors LLC	19,439 33,783

Item 4 (b)	Percent of Class	Percentage

	TA IX L.P.	2.63%
	TA/Advent VIII L.P	1.23%
	TA/Atlantic and Pacific IV L.P.	1.14%
	TA Executives Fund LLC TA Investors LLC	0.04 0.08	% %

Item 4 (c)	Number of shares as to which such person has:

	(i) sole power to vote or direct the vote:	Common Stock

	TA IX L.P.	1,151,817
	TA/Advent VIII L.P	537,814
	TA/Atlantic and Pacific IV L.P.	498,045
	TA Executives Fund LLC TA Investors LLC	19,439 33,783

	(ii) shared power to vote or direct the vote:	N/A

	(iii) sole power to dispose or direct the disposition:	Common Stock

	TA IX L.P.	1,151,817
	TA/Advent VIII L.P	537,814
	TA/Atlantic and Pacific IV L.P.	498,045
	TA Executives Fund LLC	19,439
	TA Investors LLC	33,783

	(iv) shared power to dispose or direct the disposition	N/A

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA IX L.P., TA/Advent VIII L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC and TA Investors LLC hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of IPG Photonics Corp.

Dated: February 13, 2008

TA IX L.P.

By:	TA Associates IX LLC., its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/Advent VIII L.P.

By:	TA Associates VIII LLC, its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/Atlantic and Pacific IV L.P.

By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Executives Fund LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Investors LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer